Exhibit 12.1

EXHIBIT 12.1 – STATEMENT REGARDING COMPUTATION OF FINANCIAL RATIOS

(in millions, except financial ratios, share and per share data)

	2011	2010	2009	2008	2007
1. NET INCOME ATTRIBUTABLE TO INNOSPEC INC. AS A PERCENTAGE OF SALES
A Net income attributable to Innospec Inc.	$48.9	$73.7	$6.4	$12.5	$29.5
B Net sales	$774.4	$683.2	$598.5	$640.5	$602.4
A % of B	6.3%	10.8%	1.1%	2.0%	4.9%

2. EFFECTIVE TAX RATE AS A PERCENTAGE
C Income taxes	$3.7	$(3.0)	$11.9	$6.3	$18.2
D Income before income taxes	$52.6	$70.7	$18.3	$18.9	$47.8
C % of D	7.0%	-4.2%	65.0%	33.3%	38.1%

3. CURRENT RATIO
E Current assets	$320.3	$321.9	$282.9	$256.6	$256.1
F Current liabilities	$146.0	$158.9	$179.9	$188.1	$160.7
Ratio of E to F	2.2	2.0	1.6	1.4	1.6

4. EARNINGS PER SHARE ATTRIBUTABLE TO INNOSPEC INC.
G Net income attributable to Innospec Inc.	$48.9	$73.7	$6.4	$12.5	$29.5
H Basic shares outstanding	23,568	23,756	23,642	23,595	23,920
I Diluted shares outstanding	24,520	24,814	24,714	24,391	24,838
G/H Basicearnings per share attributable to Innospec Inc.	$2.07	$3.10	$0.27	$0.53	$1.23
G/I Dilutedearnings per share attributable to Innospec Inc.	$1.99	$2.97	$0.26	$0.51	$1.19

Shares in thousands, earnings per share attributable to Innospec Inc. in dollars.